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18008065

Securities and Exchange
MAY 30 2018
RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A

SEC FILE NUMBER
8-23919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 AND ENDING 03/31/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Honolulu Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3615 Harding Ave. #207
(No. and Street)

Honolulu	HI	96816
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory Kowal (808) 523-9422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

GK BW

OATH OR AFFIRMATION

I, Gregory Kowal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Honolulu Securities, Inc., as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

L.S.

L.S.

Signature

CEO

Title

Notary Public

NOTARY PUBLIC CERTIFICATION
Minu G. Lee First Judicial Circuit
Doc. Description: Annual Audited Report
No of Pages: 2 Date of Doc. 5/28/18
Notary Signature Date 5/28/18
Notary Expire: Feb 8, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

ASSETS

Cash and cash equivalents	$ 35,744
Receivable from broker/dealers	13,725
Secured Demand note receivable	225,000
Securities owned, at fair value	611,988
Property and equipment, at cost (net of $47,011 accumulated depreciation)	-0-
Other assets	11,408
TOTAL ASSETS	$ 897,865

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 13,791
Commissions payable	17,585
Broker dealer payable	267,982
Subordinated loan	225,000
Total Liabilities	$ 524,358
SHAREHOLDERS' EQUITY	
Common stock, $.10 par value; 20,000 shares authorized, 11,000 shares issued, 4,510 shares outstanding	$ 1,100
Additional paid-in capital	56,666
Less: Treasury stock, 6,490 shares at cost	(317,457)
Retained earnings	633,198
Total Shareholders' Equity	$ 373,507
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 897,865

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – First Honolulu Securities, Inc. (the "Company") was incorporated in the state of Hawaii on August 30, 1979. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in the securities trading and brokerage business in the state of Hawaii.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business date as the transaction date. Purchases and sales of securities are also recorded on a trade date basis.

Securities owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, some of the Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limit.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Property and equipment - Depreciation was provided using the accelerated method over estimated useful lives of the assets ranging from three to five year periods.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value securities owned.

Securities owned consist of the following:

Description	Fair Values as of March 31, 2018	Fair Value Measurements at Reporting Date Using: Level 1	Level 2	Level 3
Equities	$ 297,817	$ 297,817	$ -0-	$ -0-
Fixed income products	314,171		314,171	
Total Securities Owned	$ 611,988	$ 297,817	$ 314,171	$ -0-

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2018, the Company's net capital and required net capital were $485,056 and $100,000, respectively. The ratio of aggregate indebtedness to net capital was 62%

NOTE 4 - INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2015.

At March 31, 2018, the Company had federal and state net operating loss carryforwards of approximately $325,000, which expire at various dates through 2036.

NOTE 5 - LEASES

The Company rents office space from Aquasearch Investment Partners (AIP), which is owned by certain shareholders of the Company. The Company has no written lease for the office space, and is paying $4,418 per month in rent and maintenance fees, under a month to month agreement. For the year ended March 31, 2018, the Company paid $50,262 to AIP.

NOTE 6 – SHAREHOLDER AGREEMENT

If any shareholder during his/her lifetime desires to sell his/her shares of stock in the Company, the Company shall have the first right to purchase the stock, except shares owned by any director of the Company. The restrictions shall not apply to any transaction between any of the directors. Upon the death of a shareholder, the Company shall purchase all, and not less than all, of the deceased shareholder's shares of stock in the Company at book value.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include listed options. These derivative financial instruments are used to meet the needs of customers, conduct investment activities and manage risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

As a writer (seller) of options, the Company and its customers receive a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amount related to these financial instruments reflects the volume and activity and does not reflect the amount of risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company and its customers sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the financial statement date.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT – *(Continued)*

Clearing Agreement - To facilitate the aforementioned transactions, as well as other securities transactions on the Company's and its customers behalf, the Company has an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer accounts are therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. The Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of the agreement the Company is required to deposit $120,000 in cash or marketable securities with the Clearing Broker/dealer and is prohibited from using other Clearing Broker/dealers for securities transactions unless written consent is given by the Clearing Broker/dealer.

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under subordination agreement at March 31, 2018, is as follows:

Liabilities Pursuant to a Secured Demand Note	
Collateral Agreement:	
4.00% Expires December 31, 2018	225,000
Total Subordinated Liabilities	$ 225,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

FIRST HONOLULU SECURITIES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

MARCH 31, 2018

COMPUTATION OF NET CAPITAL	
Total shareholders' equity	$ 373,507
Deductions:	
Subordinated Loans	225,000
Nonallowable assets	(3,825)
Haircuts on securities owned	(109,626)
NET CAPITAL	$ 485,056
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 19,957
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ 524,358
Less: Subordinated loans	(225,000)
TOTAL AGGREGATE INDEBTEDNESS	$ 299,358
Percentage of Aggregate Indebtedness to Net Capital	62%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See accompanying Report of Independent Registered Public Accounting Firm.

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Honolulu Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Honolulu Securities, Inc., (the "Company") as of March 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of First Honolulu Securities, Inc. as of March 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as First Honolulu Securities, Inc.'s auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 24, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

OATH OR AFFIRMATION

I, Gregory Kowal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Honolulu Securities, Inc., as of March 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

L.S.

Signature

CEO

Title

L.S.

Notary Public

NOTARY PUBLIC CERTIFICATION
Minu G. Lee First Judicial Circuit
Doc. Description: Annual Audited Report
No of Pages: 2 Date of Doc. 5/25/18
Notary Signature 5/28/18 Date
Notary Exp: Feb 8, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or ~~Sole Proprietors'~~ Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*